Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of Austral-Pacific Energy Limited (the “Company”):

1.	We have evaluated the Company’s Reserves Data as at December 31, 2006. The reserves data consist of the following:

	(a)	(i)	proved, proved plus probable, and proved plus probable plus possible oil and solution gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved oil and solution gas reserves quantities were estimated as at December 31, 2006 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.	The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

Austral-Pacific Energy Limited	- 2 -
Sproule International Limited

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)
			Audited (M$US)	Evaluated (M$US)	Reviewed (M$US)	Total (M$US)
Sproule	Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited as of December 31, 2006, prepared January to March 2007	New Zealand
Total			Nil	38,854	Nil	38,854

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Austral-Pacific Energy Limited	- 3 -
Sproule International Limited

Executed as to our report referred to above:

Sproule International Limited Calgary Alberta March 13, 2007	Jeff Duer, P.Eng. Reservoir Engineer

Douglas J. Carsted, P.Geol. Vice-President, Geoscience

Donald W. Woods, P.Eng., Manager, Engineering

Barrie F. Jose, P.Geoph. Manager, Geoscience

Ken H. Crowther, P.Eng. President

2007/03/13 13:47:28 - 70397	National Instrument 51-101

Table 1
NI 51-101
Summary of Oil and Gas Reserves
as of Dec 31, 2006
Forecast Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	1,037	902	0	0	629	547	0	0	0	0
Total Proved	1,037	902	0	0	629	547	0	0	0	0
Probable	785	667	0	0	597	510	0	0	0	0
Total Proved Plus Probable	1,823	1,570	0	0	1,225	1,057	0	0	0	0
Possible	717	602	0	0	656	554	0	0	0	0
Total Proved Plus Probable Plus Possible	2,539	2,172	0	0	1,881	1,612	0	0	0	0

Reference: Item 2.2(1) of Form 51-101F1

2007/03/13 13:47:28 - 70397	National Instrument 51-101

Table 2
NI 51-101
Summary of Net Present Values of
Future Net Revenue
as of Dec 31, 2006
Forecast Prices and Costs

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	27,769	23,927	20,732	18,055	15,792	27,769	23,927	20,732	18,055	15,792
Total Proved	27,769	23,927	20,732	18,055	15,792	27,769	23,927	20,732	18,055	15,792
Probable	27,358	22,069	18,122	15,119	12,794	27,358	22,069	18,122	15,119	12,794
Total Proved Plus Probable	55,127	45,996	38,854	33,174	28,586	55,127	45,996	38,854	33,174	28,586
Possible	27,530	19,737	14,690	11,304	8,954	27,530	19,737	14,690	11,304	8,954
Total Proved Plus Probable Plus Possible	82,656	65,733	53,544	44,479	37,540	82,656	65,733	53,544	44,479	37,540

   Reference Item 2.2(2) of Form 51-101F1

    Notes:

•	NPV of FNR include all resource income:

°	Sale of oil, gas, by-product reserves

°	Processing third party reserves

°	Other income

°	Numbers may not add due to rounding

•	Income Taxes

°	Includes all resource income

°	Apply appropriate income tax calculations

°	Include prior tax pools

2007/03/13 13:47:28 - 70397	National Instrument 51-101

Table 3
NI 51-101
Total Future Net Revenue
Undiscounted
as of Dec 31, 2006
Forecast Prices and Costs

Reserves Category	Revenue (M$US)	Royalties (M$US)	Operating Costs (M$US)	Development Costs (M$US)	Well Abandon- ment/ Other Costs (M$US)	Future Net Revenue Before Income Taxes (M$US)	Income Taxes (M$US)	Future Net Revenue After Income Taxes (M$US)
Proved	62,905	8,027	10,398	15,262	1,450	27,769	0	27,769
Proved Plus Probable	109,113	14,853	19,264	17,937	1,932	55,127	0	55,127
Proved Plus Probable
Plus Possible	152,330	21,599	28,036	17,937	2,101	82,6456	0	82,6456

Reference Item 2.2(3)(b) of Form 51-101F1

•     Numbers may not add due to rounding

2007/03/13 13:47:28 - 70397	National Instrument 51-101

Table 4
NI 51-101
Net Present Value of Future Net Revenue
by Production Group
as of Dec 31, 2006
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$US)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	20,732
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus
Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	38,854
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus
Probable Plus	Light and Medium Crude Oil (including solution gas and associated by-products)	53,544
Possible	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

National Instrument 51-101

Table 5
NI 51-101
Summary of Pricing and
Inflation Rates Assumptions
as of December 31, 2006
Forecast Prices and Costs

Year	WTI Cushing Oklahoma ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)
Historical
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.46		1.6
2006	66.09		2.0
Forecast
2007	61.73	2.81	5.0
2008	64.82	2.87	4.0
2009	58.42	2.92	3.0
2010	54.37	2.98	2.0
2011	51.20	3.04	2.0
2012	52.31	3.10	2.0
2013	53.43	3.16	2.0
2014	54.58	3.23	2.0
2015	55.75	3.29	2.0
2016	56.95	3.36	2.0
2017	58.17	3.43	2.0
Escalation rate of 2.0% thereafter

(1) Inflation rates for forecasting prices and costs.

Notes:

This summary table identifies benchmark reference oil pricing schedules that might apply to a reporting issuer.

Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

3129.70397.DJC.dmm

2007/03/13 14:25:56 – 70397	National Instrument 51-101

Table 6
NI 51-101
Summary of Oil and Gas Reserves
as of Dec 31, 2006
Constant Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	1,037	897	0	0	629	543	0	0	0	0
Total Proved	1,037	897	0	0	629	543	0	0	0	0
Probable	785	662	0	0	597	505	0	0	0	0
Total Proved Plus Probable	1,823	1,559	0	0	1,225	1,048	0	0	0	0
Possible	717	597	0	0	656	549	0	0	0	0
Total Proved Plus Probable Plus Possible	2,539	2,156	0	0	1,881	1,597	0	0	0	0

Reference: Item 2.2(1) of Form 51-101F1

2007/03/13 14:25:56 - 70397	National Instrument 51-101

Table 7
NI 51-101
Summary of Net Present Values of
Future Net Revenue
as of Dec 31, 2006
Constant Prices and Costs

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	27,144	22,973	19,574	16,773	14,440	27,144	22,973	19,574	16,773	14,440
Total Proved	27,144	22,973	19,574	16,773	14,440	27,144	22,973	19,574	16,773	14,440
Probable	28,956	22,981	18,614	15,348	12,851	28,956	22,981	18,614	15,348	12,851
Total Proved Plus Probable	56,099	45,954	38,188	32,121	27,291	56,099	45,954	38,188	32,121	27,291
Possible	29,098	20,642	15,257	11,680	9,213	29,098	20,642	15,257	11,680	9,213
Total Proved Plus Probable Plus Possible	85,197	66,596	53,445	43,801	36,503	85,197	66,596	53,445	43,801	36,503

Reference Item 2.2(2) of Form 51-101F1

Notes:

•	NPV of FNR include all resource income:

°	Sale of oil, gas, by-product reserves

°	Processing third party reserves

°	Other income

°	Numbers may not add due to rounding

•	Income Taxes

°	Includes all resource income

°	Apply appropriate income tax calculations

°	Include prior tax pools

2007/03/13 14:25:56 - 70397	National Instrument 51-101

Table 8
NI 51-101
Total Future Net Revenue
Undiscounted
as of Dec 31, 2006
Constant Prices and Costs

Reserves Category	Revenue (M$US)	Royalties (M$US)	Operating Costs (M$US)	Development Costs (M$US)	Well Abandon- ment/ Other Costs (M$US)	Future Net Revenue Before Income Taxes (M$US)	Income Taxes (M$US)	Future Net Revenue After Income Taxes (M$US)
Proved	60,943	8,147	9,224	15,262	1,168	27,144	0	27,144
Proved Plus Probable	107,425	15,421	16,508	17,937	1,460	56,099	0	56,099
Proved Plus Probable Plus Possible	150,146	22,538	23,015	17,937	1,460	85,197	0	85,197

Reference Item 2.2(3)(b) of Form 51-101F1

    •    Numbers may not add due to rounding

2007/03/13 14:25:56 - 70397	National Instrument 51-101

Table 9
NI 51-101
Net Present Value of Future Net Revenue
by Production Group
as of Dec 31, 2006
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$US)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	19,574
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus
Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	38,188
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus
Probable Plus	Light and Medium Crude Oil (including solution gas and associated by-products)	53,445
Possible	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

National Instrument 51-101

Table 10
Nl 51-101
Summary of Pricing Assumptions
as of December 31, 2006
Constant Prices and Costs

	Oil	Natural Gas
Year	WTI Cushing Oklahoma ($US/bbl)	Cheal ($US/Mcf)
Historical
Dec. 31, 2000	26.83
Dec. 31, 2001	19.78
Dec. 31, 2002	31.23
Dec. 31, 2003	32.56
Dec. 31, 2004	44.04
Dec. 31, 2005	61.04	2.90
Forecast
Dec. 31, 2006	61.05	2.81

Notes:

This summary table identifies benchmark reference oil pricing schedules that might apply to a reporting issuer.

Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

3129.70397.DJC.dmm